Protxx, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Protxx, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 27th, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2018	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	5,485	2,384
Inventory	73,340	55,005
Total Current Assets	78,825	57,389
Non-current Assets		
Intangible Assets: Patents	77,316	77,316
Other Assets	7,500	-
Total Non-Current Assets	84,816	77,316
TOTAL ASSETS	163,641	134,705
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	102,600	52,148
Accrued Expenses	93,287	226,809
Accrued Interest	13,556	38,187
Related Party Advances (see Note 3)	57,362	269,626
Current Portion of Convertible Debt	-	735,000
Total Current Liabilities	266,805	1,321,770
Long-term Liabilities		
Convertible Debt	735,000	-
Total Long-Term Liabilities	735,000	100,000
TOTAL LIABILITIES	1,001,805	1,421,770
EQUITY		
Common Stock	61,375	76,405
Preferred Stock	50,000	50,000
Accumulated Deficit	(949,539)	(1,413,470)
Total Equity	(838,164)	(1,287,065)
TOTAL LIABILITIES AND EQUITY	163,641	134,705

Statement of Operations

	Year Ended December 31,	
	2018	**2019**
Grants, non-Recurring	21,995	43,359
Cost of Sales		
Gross Profit	21,995	43,359
Operating Expenses		
Sales and Marketing	33,530	28,526
Salaries and Wages	81,379	134,951
Research and Development	299,333	31,472
Equity-based Compensation	6,275	9,930
Supplies	122,405	123,698
General and Administrative	173,864	154,082
Total Operating Expenses	716,786	482,659
Operating Income	(694,791)	(439,300)
Interest	13,556	24,631
Provision for Income Tax	-	-
Net Income	(708,347)	(463,931)

Statement of Cash Flows

	Year Ended December 31,	
	2018	**2019**
OPERATING ACTIVITIES		
Net Income	(708,347)	(463,931)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest	13,556	24,631
Accounts Payable	58,478	(50,452)
Accrued Liabilities	(113)	133,522
Inventory	(73,340)	18,335
Other	(7,500)	7,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(8,919)	133,535
Net Cash provided by Operating Activities	(717,266)	(330,396)
INVESTING ACTIVITIES		
Patents	(1,816)	-
Net Cash provided by Investing Activities	(1,816)	-
FINANCING ACTIVITIES		
Proceeds from Sale of Stock, Net of Costs	11,375	15,030
Proceeds from / (Payments for) LT Debt Financing	735,000	100,000
Payments on Advances to Founders	(22,669)	-
Advances Received from Founders	-	212,264
Net Cash provided by Financing Activities	723,706	327,294
Cash at the beginning of period	861	5,485
Net Cash increase (decrease) for period	4,624	(3,102)
Cash at end of period	5,485	2,384

Statement of Changes in Shareholder Equity

	Common Stock, # of Shares	Common Stock, $.00001 Par	Preferred Stock # of Shares	Preferred Stock $.00001 Par	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance on January 1, 2018	**4,000,000**	**40**	**4,000,000**	**40**	**99,920**	**(241,192)**	**(141,192)**
Option Exercise	408,000	4	-	-	5,096	-	5,100
Stock Compensation Expense	-	-	-	-	6,275	-	6,275
Net Income	-	-		-	-	(708,347)	(708,347)
Balance on December 31, 2018	**4,408,000**	**44**	**4,000,000**	**40**	**111,291**	**(949,539)**	**(838,164)**
Option Exercise	408,000	4	-	-	5,096	-	5,100
Stock Compensation Expense	-	-	-	-	9,930	-	9,930
Net Income	-	-	-	-	-	(463,931)	(463,931)
Balance on December 31, 2019	**4,408,000**	**48**	**4,000,000**	**40**	**126,317**	**(1,413,470)**	**(1,287,065)**

Protxx, Inc
Notes to the Unaudited Financial Statements
December 31st, 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Protxx, Inc ("the Company"), formerly known as Impaxx Solutions was formed in Delaware on October 14th, 2016. The company plans to earn revenue by manufacturing, development, and sale of wearable sensors and associated mobile applications and cloud-based data analytics and reporting services that non-invasively detect and analyze neurophysiological signals to quantify the impairments to multiple physiological systems that are typically experienced by patients with neuro-disruptive and neuro-degenerative conditions.

The company will conduct a crowdfunding campaign under regulation CF in the first quarter of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets: Patents

The company has several patents in the application phase. The cost of the patents reflected on the financials represent legal and administrative costs to acquire the patents. The company expenses the costs of patents as soon as the application is denied and recovers the cost of the patent over the useful life defined as time in force.

Inventory:

Inventory is stated at cost. Inventory consists of sensors ready for sale and held for development. Inventory at cost of $19k and $16k were expensed into marketing and R&D for 2018 and 2019 respectively.

Inventory Breakdown

Product	2018	2,019
PROTXX Sensors	$ 56,440	$ 46,818
PROTXX Sensor Adhesive	$ 11,285	$ 6,004
PROTXX Sensor Chargers	$ 5,616	$ 2,184
Total	$ 73,341	$ 55,006

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first operating contract is signed. Revenue reported as of 2018 and 2019 includes grants to further development of the company's core products. The only performance obligation with respect to these grants is to continue development which has been fulfilled.

2018 revenues ($21,995) were from grants, as indicated above. 2019 revenues ($43,359) included $42,359 from customers licensing our current standard core platform product. We have successfully met our performance obligations under all of these customer contracts. The remaining $1,000 listed as 2019 revenues was 1st place prize money that PROTXX won at a MedTech startup competition in Silicon Valley.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses for and independent contractors and general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The company has issued options to its founders and service providers that vest on average over a 48 month. Equity compensation expense for the years ended 2018 and 2019 were $6,275 and $9,930 respectively. A summary of the inputs used to determine the expense is below.

Key Inputs of Fair Value Determination of Equity Based Compensation

Input	Weighted Average Value	Fair Value Hierarchy
Fair Value of Underlying Stock (determined to be par value due to lack of operating history or observable Market)	$0.0125	Tier 3
Exercise Price	$0.0125	Actual
Years to Maturity	5	Actual
Risk Free Rate	1%	Tier 1
Annualized Volatility	50%	Tier 3

Options granted inception to 12/31/19	Options Vested as of 12/31/19	Remaining to vest as of 12/31/19
7,550,016	2,670,816	4,879,200

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. During the year ended December 31st, 2019, the Company received advances from shareholders totaling $270k. The amounts are non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 3%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2021. If not repaid at the demand of the holder, the notes are convertible into shares of the company's common stock at a 20% discount during a qualified financing event. Or, if a change of control event, the holders are entitled to repayment of principal, interest, and a 50% premium on the amount invested.

See Note 3*

Debt Principal Maturities 5 Years Subsequent to 2019

Year	Amount
2020	735,000
2021	100,000
2022	-
2023	-
2024	-
Thereafter	-

* The related party advance is due on demand and can mature in any year.

NOTE 6 - EQUITY

The company has authorized 12,000,000 of common shares with a par value of $0.00001 per share and 4,000,000 of preferred shares with a par value of $.00001 per share. 4,816,000 shares of common and 4,000,000 shares of preferred were issued and outstanding as of December 31st,2019.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders have 1 vote for every common share they could own if converted. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of FF Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of FF Preferred Stock held by such holder.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 27th, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.